SUB-ITEM 77I:       Terms of new or amended securities

Effective August 14, 2015, the registrant terminated the public offering of Stralem Equity Fund – Adviser Class shares and converted outstanding shares of this share class into Stralem Equity Fund - Institutional Class Shares.